1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 6, 2006	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

The 8th meeting of the third session of the Board of the Company was held on 25 October 2006 in the Company’s headquarters. Several resolutions were passed by the Board, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 8th meeting (the “Meeting”) of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 11 October 2006 by way of written notices or e-mails. The Meeting was held on 25 October 2006 in the Company’s headquarters at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC. Twelve directors were called upon for the Meeting and twelve directors present. The quorum and convening of the Meeting together with the resolutions passed comply with the requirements of the laws and regulations including the PRC Corporate Law, and the articles of association of the Company and are legal and valid.

The directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1.	Approved “The Third Quarterly Report for the Year 2006 of Yanzhou Coal Mining Company Limited”.

The Company’s 2006 third-quarter operating results would be announced in both the PRC and overseas simultaneously on 26 October 2006.

2.	Approved the resolution regarding the amendment to “Management System of the Investors’ Relationship of Yanzhou Coal Mining Company Limited”.

3.	Approved the resolution regarding the provision of entrusted loan to Yanzhou Coal Yulin Neng Hua Company Limited.

The provision of an entrusted loan amounted to RMB500 million to Yanzhou Coal Yulin Neng Hua Company Limited, a subsidiary of the Company, was approved. As at 25 October 2006, the total amount of the approved entrusted loans provided by the Company for the past 12 months was RMB1.3 billion, accounting for 7.58% of the audited net assets of the Company for the year 2005 prepared in accordance with the PRC Generally Accepted Accounting Principles, all of which were the entrusted loans provided to the subsidiaries of the Company.

4.	Approved the resolution regarding the provision of guarantee to Yancoal Australia Pty Limited.

The provision of guarantee amounted to USD 30 million to Yancoal Australia Pty Limited, the wholly-owned subsidiary of the Company, was approved. The Company will issue the interim announcement separately after signing the guarantee agreement. As at 25 October 2006, no any other guarantee was provided by the Company to others.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi

By order of the Board of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 25 October 2006

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310